08028057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8-65354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Saratoga Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wall Street, Suite 1200
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Tingley (212) 607-2690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson Certified Public Accountant
(Name - if individual, state last, first, middle name)

23 Grand Avenue (Address) Farmingdale (City) NY (State) 11735 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin Tingley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Saratoga Capital, LLC (Company), as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bineeta Singh
BINEETA SINGH, NOTARY PUBLIC
State of New York, NO. 01SI6051108
Qualified in New York County
Commission Expires November 20, 2010

Kevin Tingley, Managing Member

Sworn and subscribed to before me this 27th day of February, 2008.

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 - 11

SARATOGA CAPITAL, LLC
(SEC I.D. No. 8-65354)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Members of
Saratoga Capital, LLC

We have audited the accompanying balance sheet of Saratoga Capital, LLC as of December 31, 2007 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saratoga Capital, LLC at December 31, 2007, and the results of its operations, changes in member's equity, and cash flows for year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert J. Wilson, CPA

Farmingdale, NY
February 25, 2008

SARATOGA CAPITAL, LLC
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Cash	$	388,635
Receivable from clearing broker		664,746
Clearing deposit		661,682
Prepaid expense		58,026
Furniture and fixtures, net of accumulated depreciation of $		46,578
Security deposit		70,697
Other receivable		135,439
Total Assets	$	2,025,803

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	738,003
Total Liabilities		738,003
Contingencies		-
Member's equity		1,287,800
Total Liabilities and Member's Equity	$	2,025,803

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions	$	6,946,051
Interest and dividends		14,792
Other		109,647
Total Revenues		7,070,490
Costs and Expenses:		
Salaries and related taxes		2,558,772
Clearing expenses		1,209,527
Research expenses		963,011
Travel and entertainment		455,671
Professional fees		327,746
Loss on error and riskless account-net		193,406
Quote		191,880
Commission expenses		133,518
Rent		131,329
Computer expenses		64,992
Employee benefits		59,274
Office		56,678
Dues and subscriptions		52,794
Telephone		43,410
Regulatory fees		40,030
Insurance		23,536
Depreciation		22,973
Utilities		17,407
Taxes		13,990
Other		9,066
Repairs		4,021
Total Costs and Expenses		6,573,031
Net income	$	497,459

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities:	
Net income	$ 497,459
Depreciation	22,973
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing broker	(511,497)
(Increase) in clearing deposit	(505,007)
(Increase) in prepaid expense	(32,973)
(Increase) in security deposit	(870)
(Increase) in other receivable	(88,061)
Increase in commissions, accounts payable and accrued expenses	225,433
(Decrease) in other liabilities	(8,217)
Net Cash (Used) By Operating Activities	(400,760)
Cash Flows From Investing Activities:	
Purchase of furniture	(15,954)
Net Cash (Used) by Investing Activities	(15,954)
Cash Flows From Financing Activities:	
Member's contributions (net of distributions)	434,926
Net Cash Provided by Financing Activities	434,926
Net Increase In Cash	18,212
Cash at beginning of the year	370,423
Cash at end of the year	$ 388,635

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Total Member's Equity
Balance, January 1, 2007	$ 355,414
Member's contributions - net	434,927
Net income	497,459
Balance, December 31, 2007	$ 1,287,800

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

The Company was organized on May 31, 2001 as a New York Limited Liability Company that conducts business as a registered broker-dealer under the Securities Exchange Act of 1934. As a Limited Liability Company the member's liability is limited to the member's investment. It was founded to provide low-risk securities brokerage services to its institutional clients. The sole owner of Saratoga Capital, LLC is RCM Saratoga Capital, LLC.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) since it uses other securities firms for clearing.

Pursuant to an agreement between the Company and Jefferies & Company and Goldman Sachs, securities transactions of the Company are cleared through Jefferies & Company and Goldman Sachs and its customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Jefferies& Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark-downs.

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is December 31.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Jefferies & Company for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2007.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at Jefferies& Company and Goldman Sachs with a cash balance of $150,000 and $500,000, respectively.

Income Taxes

The Company is a single member limited liability Company taxed as a partnership and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The member of the Company is individually responsible for reporting his share of the Company's income or loss. The Company is responsible for New York City Unincorporated Business Taxes. As a single member Limited Liability Company, the Company is not liable for the filing of income tax returns. Rather, its income is included in the income tax returns of its parent.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are being depreciated using accelerated methods over their estimated useful lives, ranging from five to seven years.

3. NET CAPITAL

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $954,702, which was $905,502 in excess of the FINRA minimum capital requirement.

4. AGREEMENT OF LEASE

Saratoga Capital, LLC entered into a lease agreement for office space at 99 Wall Street, NYC on October 10, 2005. The term of the lease is five (5) years and calls for an annual rent of approximately $12,000 per month and electric charges of $16,676 per annum. During 2007, there was a one month abatement of rent. There are also provisions for 2.5% annual increase for the remaining period of the lease.

5. PENSION PLAN

The Company maintains a qualified deferred compensation plan under Section 401(k) of the U.S. Internal Revenue Code in which substantially all employees may participate. In 2007, the Company made no contributions to this plan. The Company had 21 employees, and during the year nine employees made retirement plan contributions totaling $69,800.

6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligation.

SARATOGA CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:	
Total member's equity	$ 1,287,800
Deductions and/or charges:	
Non-allowable assets:	
Accounts Receivable	135,439
Prepaid expense	58,026
Furniture and fixtures, net	46,578
Security deposit	70,697
Other	22,358
Net capital before haircuts on securities positions	954,702
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 954,702
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 738,003
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 49,200
Minimum dollar net capital required	$ 5,000
Excess net capital	$ 905,502
Excess net capital at 1,000%	$ 880,902
Percentage of aggregate indebtedness to net capital is	77%

The above computation agree with the December 31, 2007 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Saratoga Capital, LLC

In planning and performing our audit of the financial statements and supplementary information of Saratoga Capital, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Wilson, CPA

Farmingdale, NY
February 25, 2008

END